

Independent Accountant's Review Report

To: Whom it may concern

I have reviewed the accompanying financial statements of Nepal Tea Collective, PBC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion.

Management's Responsibility for the Financial Statements

Management (Owners) is (are) responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely yours,

Yamian Triay, CPA #AC47526

Triay Accounting Services
Miami, Florida / April 21st 2023

Nepal Tea Collective, PBC Profit and Loss Statement			
Date Range:	**2022/01/01 to 2022/12/31**	**2021/01/01 to 2021/12/31**	**2020/01/01 to 2020/12/31**
Income			
Cashbacks/Rebates/Commissions Earned	$4,622.00	$3,169.84	$6.89
Sales	$399,263.96	$248,435.21	$149,399.86
Total Income	**$403,885.96**	**$251,605.05**	**$149,406.75**
Cost of Goods Sold			
Cost of Goods Sold	$132,676.72	$101,048.03	$60,313.11
Freight and Shipping Inward	$80,140.16	$27,721.34	$23,375.44
Total Cost of Goods Sold	**$212,816.88**	**$128,769.37**	**$83,688.55**
Gross Profit	**$191,069.08**	**$122,946.59**	**$65,718.20**
Operating Expenses			
Advertising & Promotion	$58,593.13	$52,888.45	$14,907.39
Bank Service Charges and Fees	$820.19	$1,808.90	$1,647.67
Dues and Subscriptions	$2,686.67	$401.84	$337.70
Depreciation Expense	$4,062.62		
Computer – Internet	$1,109.88	$854.88	$454.93
Charitable Contributions	$403.31	$1,921.00	$0.00
Insurance	$11,076.00	$7,195.00	$946.68
Meals and Entertainment	$2,666.44	$458.35	$2,598.41
Merchant Account Fees	$3,234.46	$479.88	$1.06
Miscellaneous	$29.24	$2,272.73	$354.24
Office Supplies & Software	$5,193.02	$5,528.07	$4,951.84
Legal and Professional Services	$5,659.79	$1,549.78	$6,539.39
Contractors	$47,687.92	$26,765.53	$0.00
Rent & Utilities	$16,242.12	$14,831.80	$9,930.03
Guaranteed Payments	$19,200.00	$17,600.00	$18,600.00
Taxes and Licenses	$1,997.00	$2,193.19	$450.00
Travel Expense	$9,661.25	$4,238.31	$2,120.65
Vehicle – Fuel	$0.00	$43.05	$25.60
Total Operating Expenses	**$190,323.04**	**$141,030.76**	**$63,865.59**
Net Profit	**$746.04**	**-$18,084.17**	**$1,852.61**

Nepal Tea Collective, PBC Balance Sheet			
	As of 2022-12-31	As of 2021-12-31	As of 2020-12-31
Assets			
Cash and Bank			
Cash on Hand	$709.13	$0.00	$96.81
Bank of America Business Fundamentals Checking	$8,083.23	$16,689.88	$11,736.35
Mercury Bank	$13,645.69		
Chase Checking	$30,001.00		
Wells Fargo Initiate Business Checking	$19,775.00	$20,025.00	$0.00
Paypal	$5,194.92	$20,234.06	$5,301.66
Total Cash and Bank	**$77,408.97**	**$56,948.94**	**$17,134.82**
Other Current Assets			
Accounts Receivable	$118,868.69	$75,925.45	$35,247.00
Ending Inventory	$60,026.03	$24,013.79	$22,725.42
Amazon/Shopify Payments/Other Assets	$0.00	$4,539.19	$5,469.17
Pre-paid Expenses	$2,239.34	$711.53	$0.00
Total Other Current Assets	**$181,134.06**	**$105,189.96**	**$63,441.59**
Long-term Assets			
Furniture	$4,062.00	$4,062.00	$0.00
Acc. Depreciation	-$4,062.00	$0.00	$0.00
Total Long-term Assets	$0.00	$0.00	$0.00
Total Assets	**$258,543.03**	**$166,201.52**	**$80,576.41**
Liabilities			
Current Liabilities			
Accounts Payable	$119,469.81	$39,066.85	$41,324.59
Capital One Spark Business	$13,321.59	$5,024.52	$11,518.60
CREDIT CARD (9820)	$6,739.98	$3,916.06	$1,599.48
Credit Card (3146)	$99.53	$10,194.64	$0.00
US BANK Credit Card	$2,092.80		
Wells Fargo Credit Card	$5,125.00		
Short Term Loan	$10,241.74	$10,000.00	$0.00
Total Current Liabilities	**$157,090.45**	**$68,180.98**	**$54,442.67**
Long-term Liabilities			
Total Long-term Liabilities	$90,762.00	$90,762.00	$23,062.00
Total Liabilities	**$247,852.45**	**$158,942.98**	**$77,504.67**
Equity			
Retained Earnings	-$11,550.46	$6,533.71	$1,219.13
Net Income	$746.04	-$18,084.17	$1,852.61
Total Retained Earnings	-$10,804.42	-$11,550.46	$3,071.74
2020 Partner Contribution		$18,809.00	
Common Stock	$21,495.00		
Total Equity	**$10,690.58**	**$7,258.54**	**$3,071.74**
Total Liabilities + Equity	**$258,543.03**	**$166,201.52**	**$80,576.41**

Nepal Tea Collective, PBC Statement of Cash Flows			
	01/01/2022-12/31/2022	01/01/2021 - 12/31/2021	01/01/2020 - 12/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$746.04	-$18,084.17	$1,852.61
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Changes in operating assets and liabilities			
(Increase)/Decrease in:			
Accounts Receivable	$42,943.24	$40,678.45	-$35,247.00
Prepaid & other current assets	$33,000.86	-$5,899.02	-$19,653.26
(Decrease)/Increase in:			
Accounts Payable	$80,402.96	$42.90	$41,324.59
Accrued Liabilities	$8,506.51	$16,039.87	$13,118.08
Net cash (used) in Operating Activities	**-$12,219.33**	**-$46,598.07**	**$1,395.02**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash (used) in Investing Activities	**$32,679.36**	**-$67,700.00**	**$0.00**
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance (Repayment) of Long-Term Liabilities	$0.00	$67,700.00	$23,062.00
Partner Contributions	$0.00	$8,057.00	
Owner's Distribution		$0.00	-$18,600.00
Net cash provided by Financing Activities	**$0.00**	**$86,509.00**	**$4,462.00**
Net Increase (Decrease) in Cash	**$20,460.03**	**$39,910.93**	**$5,857.02**
Adjustment to True Up Cash Flow	$0.00	$0.00	-$129.20
Cash and cash equivalents at beginning of year	$56,948.94	$17,038.01	$11,407.00
Cash and cash equivalents at end of year	$77,408.97	$56,948.94	$17,134.82

Nepal Tea Collective
Statement of Member's Equity
For the year ended December 31, 2022

	Common Stock, $0.01 Par	Paid in Capital in excess of Par	Retained Earnings	Treasury Stock	Total Shareholder's Equity
Balance as of Jan 1st	$10.00	$21,485.00	-$11,550.46	0	$9,944.54
Issued Shares for Cash	0	0	0	0	0
Purchase of Treasury Stock	0	0	0	0	0
Net Income	0	0	746.04	0	746.04
Cash Dividends	0	0	0	0	0
Stock Dividends	0	0	0	0	0
Balance as of Dec 31st	$10.00	$21,485.00	-$10,804.42	0	$10,690.58

Nepal Tea LLC
Statement of Member's Equity
For the year ended December 31, 2021

	% of share	Capital	Total Capital
Retained Earnings			6,533.71
Net income			-18,804.17
Nishchal	84.00%	8,066.00	8,066.00
Additional Capital Contribution			
Nabin	12.00%		
Additional Capital Contribution		8,057.00	8,057.00
Pramila	4.00%		
Additional Capital Contribution		2,686.00	2,686.00
2021 Partner's Contribution			18,809.00
Total	**100.00%**		**3,195.92**

Balance Sheet Notes

1) Accounts Receivables: Most revenue is collected immediately with a few wholesale customers on terms. The AR balance reflects the existing wholesale customer balance at the end of 2022. There is minimal concern about its collectability.

2) A full inventory was completed at year-end 2022 and entered with adjustments, as needed.

3) Fixed Assets are accounted for at true purchase value and are depreciated on the tax return.

4) An SBA EIDL Loan was taken in 2020 for $23,062 and an additional amount was taken in August 2021 of $67,700 to bring the total loan amount to $90,762. This loan is to be repaid over 30 years at 3.75% interest. The repayment of the loan has started since December 2022.

Profit and Loss:

1) Revenue increased by $150K in 2022.

2) Overall COGS increased by $66K but remained at +/- 50% of revenue.

3) Advertising costs are about the same as 2022

4) Contractor payments have increased significantly which is mostly because of new contractors that were hired in Nepal.

5) Travel expenses have increased a bit due to attending various tea fairs and expos all around the US.

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from January 1, 2022, through December 31, 2022. Nepal Tea Collective Public Benefit Corporation was incorporated in the State of Delaware on January 1, 2022. The company was originally incorporated in New Jersey as a Limited Liability Company under the name "Nepal Tea LLC" on March 11, 2016. Nepal Tea Collective is a public benefit corporation on a mission to lift one million farmers out of poverty by selling their freshest, delicious organic teas directly to consumers around the world while making the tea supply chain more transparent, traceable, and impactful. The company imports teas from Nepal and distributes them through various channels including but not limited to wholesales, retail, and e-commerce.

Fiscal Year The company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Nepal Tea LLC (currently known as Nepal Tea Collective as of January 1st, 2022). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities at fiscal year-end

Actual Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2022, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On December 31, 2022, the balance of inventory related to finished goods was $60,026.03

Intangible Assets

The Company has not recorded intangible assets.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating profit during the fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to state income tax in the state of New York and New Jersey.

Concentrations of Credit Risk

From time to time, cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. The Company has recorded $403,885.96 in revenue from January 1, 2022 to December 31, 2022.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Property and Equipment

The company does not have significant property and equipment that are considered long-term assets.

Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is One Thousand (1,000), consisting of One Thousand shares (1,000) of Common Stock, $0.01 par value per share. Nepal Tea LLC was converted from a New Jersey limited liability company into a Delaware public benefit corporation on Jan 1st, 2022 and, in connection therewith, the members of Nepal Tea LLC agreed to convert their membership interests in Nepal Tea LLC into equity interests of the Company in the same proportion as their ownership in Nepal Tea LLC; and holders have exchanged the Membership Interests and to receive 1,000 shares of Company's Common Stock, par value $0.01 per share (the "Common Stock")

4) Subsequent Events

There are no events that are subsequent to the end of the period but before March 15, 2023, the date that the financial statements were available to be issued.